UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Announces Industry’s First Global Dual-Mode LPWA Module with Integrated Application Processing and GNSS

AirPrime® WP Series now supports both LTE-M (Cat-M1) and NB-IoT (Cat-NB1) on a single CF3™ module to simplify design and deployment of innovative LPWA solutions

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 28, 2017--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the industry’s first global, dual-mode Low Power Wide Area (LPWA) cellular modules. The AirPrime® WP77 smart wireless modules simplify LPWA deployments for customers developing products that need to connect to multiple networks where different LPWA technologies are supported.

The WP77 supports both LTE-M (Cat-M1) and NB-IoT (Cat-NB1) with optional 2G fallback, allowing customers to deploy the same device with multiple network operators worldwide. For those deploying in regions where 4G LTE coverage is not as widely available, 2G fallback ensures their devices stay connected to the network.

ABI Research forecasts that cellular LPWA network technologies will begin to see rapid growth from 2018 onward as carriers upgrade their networks in 2017, however, carriers have varying plans and timelines for LTE-M and NB-IoT.

“A module with dual-mode, global coverage will be very attractive for global equipment manufacturers, especially for applications such as telematics, metering, and location tracking, which we expect will lead the way for LPWA volume deployments,” said Dan Shey, Managing Director and Vice President at ABI Research.

With the commercialization of LTE-M and NB-IoT LPWA technologies, cellular is now a superior option for many IoT applications that were previously restricted to short-range technologies due to cost and battery life. LPWA technologies combine lower cost, broader coverage and better battery life with globally available and secure cellular networks and will connect millions more things to the Internet.

“With the AirPrime WP77 modules, IoT developers have everything they need in a single module to quickly build low-power connected products that can be deployed anywhere in the world,” said Dan Schieler, Senior Vice President and General Manager, Embedded Solutions, Sierra Wireless. “The integrated open source Legato® platform and AirVantage® cloud provide our customers with a proven device-to-cloud architecture to design innovative LPWA solutions that extend the IoT into new applications.”

The WP series dramatically simplifies development for secure telematics and gateway applications, providing a dedicated application CPU core running the Linux-based open source Legato application framework. With integrated GNSS for tracking and location-based services, low-power modes, and a comprehensive set of interfaces for connecting sensors and companion chips, including Wi-Fi and Bluetooth, customers can develop multi-service platforms for the transportation market, and use the WP77 for applications requiring low throughput and optimized power performance.

Availability

The AirPrime WP77 is fully compliant with the 3GPP Release 13 standard and compatible with other devices in the WP family, retaining the same footprint, form factor, application framework and Linux distribution. Sierra Wireless AirPrime HL and WP Series modules are the smallest embedded modules (22 x 23 mm) to be completely interchangeable across 2G, 3G, 4G and LPWA technologies. They use the CF3™ form factor, which is footprint compatible across product lines, providing customers with the option to develop smarter by building their connected IoT product or service on a single module. WP77 modules are sampling with lead customers, with general availability in early 2018. For more information about the new AirPrime Cat-M1 and Cat-NB1 cellular modules, visit http://www.sierrawireless.com/LPWA.

Resources

For more information about LPWA for IoT, see the LPWA infographic and white paper, LPWA Technologies: Separating Fact from Fiction, and watch the on-demand webinar, The Future of Connectivity for IoT.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers Start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, “AirPrime”, “AirVantage” and “Legato” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 28, 2017